Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

               Vasogen Clinical Trial Identifies Optimal Treatment
                              Schedule in Psoriasis

Toronto, Ontario (March 14, 2002) - Vasogen Inc. (TSE:VAS; AMEX: MEW), a developer of immune modulation therapies for the treatment of cardiovascular, autoimmune, and other inflammatory diseases, today announced that its open-label clinical trial in moderate to severe psoriasis achieved its objective of identifying an optimal treatment schedule for the Company's immune modulation therapy. The trial was conducted at five sites in Canada, under the direction of Dr. Daniel Sauder, formerly Professor and Chief of Dermatology at the Sunnybrook Health Sciences Centre, University of Toronto, and currently Professor and Chairman, Department of Dermatology, Johns Hopkins University.

"Exhibiting none of the safety concerns associated with aggressive therapies targeting more severe psoriasis, Vasogen's immune modulator shows considerable potential to address the needs of patients with moderate disease," said Dr. Sauder, principal investigator for the study. "Given the therapy's excellent safety profile, tolerability, and observed therapeutic benefits, I also see an important role for this intervention as an adjuvant therapy for patients with more severe disease. Based on these promising results, I look forward to participating in the further development of Vasogen's immune modulation therapy."

The trial enrolled moderate to severe psoriasis patients who were randomized into one of three groups (Group I, n=36; Group II, n=38; Group III, n=39), each of which was treated with a different schedule of Vasogen's immune modulation therapy. Each treatment schedule consisted of an induction phase followed by a maintenance phase and was administered over a period of four months. Each group was well matched at baseline in all important aspects, including demographics and psoriasis area and severity index (PASI) score. The study utilized standard measures of therapeutic efficacy in evaluating the clinical response to each treatment schedule.

Overall, the study identified the treatment schedule used in patient Group II as superior to those of Groups I and III. Although the open-label trial design did not allow firm conclusions regarding efficacy to be determined, the safety, tolerability, and changes from baseline observed in a number of key endpoints continue to support an attractive therapeutic profile for Vasogen's immune modulation therapy in psoriasis. A majority of patients (60%) in Group II experienced a clinical improvement based on maximal PASI scores, with more than 40% of Group II patients improving by 40% or greater, and half of these experiencing a 50% or greater improvement. Using Global Physician Assessment and Global Patient Assessment, additional standard measures of therapeutic efficacy, 26% and 28%, respectively, of patients in Group II achieved an improvement of 50% to 75%.


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Across all three treatment arms, Vasogen's immune modulation therapy was well tolerated and was shown to be safe, based both on laboratory findings and clinical monitoring of adverse side effects. As well as showing superior clinical improvements, the Group II schedule also required the fewest number of treatments, with two consecutive daily treatments for the induction phase followed by single maintenance treatments given after two weeks and monthly thereafter. The Group II schedule was considered to be the most convenient and efficient and, therefore, would be expected to provide the best patient compliance of all three treatment schedules.

"I am pleased that the outcome of this trial has provided us with an optimal treatment schedule on which to base further clinical development in psoriasis," said David Elsley, Vasogen's President and CEO. "It is clear, however, that our recently-reported success in chronic heart failure has positioned the Company to accelerate the timelines for this critical medical problem, making heart failure our top development priority. Psoriasis continues to represent an important market opportunity for Vasogen, and we are currently reviewing options for clinical development targeting underserved segments, such as moderate disease."

Psoriasis is an inflammatory autoimmune disease of the skin occurring in up to 2% of the population, with approximately 500,000 individuals in the United States having moderate disease. It is a lifelong condition that is often emotionally and physically distressing. The cost of care for psoriasis is estimated to exceed $3 billion annually in the U.S. alone, with the moderate segment contributing over $1 billion of that total.

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular, autoimmune, and related inflammatory diseases. Vasogen's lead clinical program is in late-stage development for the treatment of peripheral arterial disease. Vasogen's immunotherapeutic intervention is also advancing to late-stage clinical development in chronic heart failure. In addition to psoriasis, development programs are ongoing in a number of other indications characterized by inflammation and immune system dysfunction, including chronic lymphocytic leukemia, graft-versus-host disease, ischemia/reperfusion injury, and neuroinflammatory disease.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.